EXECUTION VERSION

AMENDMENT AGREEMENT

dated 22 January 2026

relating to the US$ 75,100,000
senior secured term loan facility

made between

ALMONTY KOREA TUNGSTEN CORP.
as Borrower

Arranged by
KFW IPEX-BANK GMBH
as Sole Lead Arranger

KFW IPEX-BANK GMBH
as Facility Agent

KFW IPEX-BANK GMBH
as Security Agent

and

Lenders party hereto from time to time

CONTENTS

Clause **Page**

THIS AMENDMENT AGREEMENT (this **"Agreement"**), dated 22 January 2026, is made between:

(1) **ALMONTY KOREA TUNGSTEN CORP.**, a company incorporated under the laws of the Republic of Korea with registered number 214-87-97139, having its head office at 79-50, Jungsuk-gil, Sangdong-eup, Yeongwol-gun, Gangwon-do, Korea (the **"Borrower"**);

(2) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (the **"Sole Lead Arranger"**);

(3) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (as **"Facility Agent"**);

(4) **KFW IPEX-BANK GMBH** a limited liability company incorporated under the laws of Germany (as **"Security Agent"**); and

(5) **KFW IPEX-BANK GMBH as the "Original Lender" and a "Lender"**.

BACKGROUND:

(A) The parties to this Agreement are parties to an amended and restated senior secured term loan facility agreement dated 30 June 2022 (as amended pursuant to an amendment agreement dated 22 February 2023, and as further amended from time to time, the **"Facility Agreement")**.

(B) The requisite Finance Parties have consented to the amendments to the Facility Agreement to be effected pursuant to this Agreement in accordance with clause 43 (*Amendments and Waivers*) of the Facility Agreement.

IT IS AGREED as follows:

1. **Definitions and Interpretation**

1.1 Terms and expressions defined in clause 1.1 (*Definitions*) of the Facility Agreement shall, unless otherwise defined herein, have the same meaning when used in this Agreement.

1.2 The principles of construction set out in clause 1.2 (*Interpretation*) of the Facility Agreement shall apply to this Agreement, where relevant.

2. **Amendments to the Facility Agreement**

2.1 The Parties agree that the Facility Agreement shall hereby be amended as set out in this Clause 2.

2.2 **The definition of 'First Repayment Date' shall be deleted in its entirety and replaced with** the following:

***"First Repayment Date" means** the earlier of, the date falling:*

(a) [Redacted - Time Period] *and*

(b) [Redacted - Time Period]

provided that if such date is not a Business Day, the First Repayment Date shall be the immediately following Business Day;

3. **Conditions Precedent to this Agreement**

3.1 As a condition precedent to the effectiveness of this Agreement and as consideration for the Lenders agreeing to delay the First Repayment Date, the Borrower shall pay the Facility Agent (for the account of the Lenders) a non-refundable working fee of [Redacted - Dollar Amount] excluding VAT, to the following bank details:

[Redacted - Banking Details]

3.2 As an additional condition precedent to the effectiveness of this Agreement and as consideration for OeKB agreeing to delay the First Repayment Date, the Borrower shall pay the Facility Agent (on behalf of the Lenders and for the account of OeKB) the following non-refundable amounts:

(a) the increase in the OeKB Guarantee Premium of [Redacted - Dollar Amount] excluding VAT, to the following bank details;

[Redacted - Banking Details]

(b) the additional increase in the **Lenders' costs of refinancing with OeKB** of [Redacted - Dollar Amount] excluding VAT, to the following bank details:

[Redacted - Banking Details]

4. **Representations**

The Borrower makes the Repeating Representations to each Finance Party on the date of this Agreement.

5. **Costs and expenses**

The Borrower hereby acknowledges and confirms that it shall reimburse the Finance Parties and OeKB in respect of costs and expenses incurred in relation to the amendments

set out herein in accordance with clause 20.2 (*Amendment costs*) of the Facility Agreement.

6. **Miscellaneous**

6.1 **The Borrower and the Facility Agent designate this Agreement as a "Finance Document"** for the purposes of the Facility Agreement.

6.2 Except as provided in this Agreement the Finance Documents remain in full force and effect on and after the date of this Agreement.

6.3 If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

6.4 This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

6.5 The provisions of clauses 46 (*Governing Law*), 47 (*Jurisdiction of English courts*) and 48 (*Arbitration*) of the Facility Agreement are incorporated into this Agreement *mutatis mutandis* as if set out in this Agreement and as if each reference to "this Agreement" or "Finance Document" therein were a reference to this Agreement.

This Agreement has been entered into on the date specified at the beginning of this Agreement.

SIGNATURE PAGES

The Borrower
ALMONTY KOREA TUNGSTEN CORP.

[Redacted - Signature]

By: ______________________________

Name: [Redacted - Name & Title]

Title:

The Original Lender
KFW [Redacted - Signature]

[Redacted - Signature]

[Redacted - Signature]

[Redacted - Name & Title] [Redacted - Name & Title]

The Sole Lead Arranger
KFW IPEX-BANK GMBH

[Redacted - Signature]

[Redacted - Signature]

By: ____________________

Name: [Redacted - Name & Title] [Redacted - Name & Title]

Title:

The Facility Agent
KFW IPEX-BANK GMBH

[Redacted - Signature] [Redacted - Signature]

By: ____________________

Name: [Redacted - Name & Title] [Redacted - Name & Title]

Title:

The Security Agent
KFW IPEX-BANK GMBH

[Redacted - Signature]

[Redacted - Signature]

By: ________________________________

Name: [Redacted - Name & Title] [Redacted - Name & Title]

Title: